STATEMENT OF FINANCIAL CONDITION

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2017
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradition Securities and Derivatives Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Greenwich Street- 4th floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Ricciardi (212) 791-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Judith A. Ricciardi_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Tradition Securities and Derivatives Inc._____, as

of __December 31_____, 20 __17____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Financial & Operations Principal
Title



_____
Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 7, 20 21

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2017

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Tradition Securities and Derivatives, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradition Securities and Derivatives, Inc. (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

February 28, 2018

1

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2017

Assets	
Cash, including $125,000 of cash pledged for an affiliate	$ 30,024,493
Deposits at clearing broker and clearing organizations	13,221,225
Commissions receivable, net of allowance of $90,551	12,567,154
Due from affiliates	5,979,104
Receivables from brokers, dealers, and clearing organizations	42,251
Other assets	2,292,298
Deferred tax assets	31,091
Total assets	$ 64,157,617
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 7,327,607
Accounts payable and accrued expenses	6,455,582
Deferred tax liability	100,360
Payables to brokers, dealers and clearing organizations	259,688
Due to affiliates	83,487
Total liabilities	14,226,724
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized;	
100 shares issued, and outstanding	1
Additional paid-in capital	11,254,999
Retained earnings	38,675,893
Total stockholder's equity	49,930,893
Total liabilities and stockholder's equity	$ 64,157,617

The accompanying notes are an integral part of the statement of financial condition.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Description of Business

Tradition Securities and Derivatives, Inc. (TSD or the Company), is a Delaware corporation and a wholly owned subsidiary of Tradition America Holdings, Inc. (TAH or the Parent), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. TSD is registered as a broker-dealer with the Securities and Exchange Commission (SEC) under Section 15(b) of the Securities Exchange Act of 1934 and as an introducing broker with the Commodity Futures Trading Commission (CFTC). TSD is a member of the New York Stock Exchange, Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). FINRA is the firm's designated self-regulatory organization.

TSD is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, and municipal bonds. The Company is also a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options. TSD self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, and the Fixed Income Clearing Corporation. Cash equity and other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the Clearing Broker). The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. All other trades are conducted, as agent, on a give-up basis.

The Company has accounts with Mizuho Securities, Inc. and ADM Investor Services, Inc. to clear and execute various futures and commodity transactions.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

2. Significant Accounting Policies (continued)

Basis of Accounting (continued)

with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies at year-end. These include any changes to our accounting policies, which were effective January 1, 2017.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Commissions Revenue

The Company provides brokerage services from either agency or matched riskless principal transactions. Revenues from these transactions are recorded as follows:

Agency Commissions – The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Matched Principal – The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy securities from one customer and sell them to another customer. The revenues from these transactions are recognized on trade date.

Securities Transactions

Securities owned are stated at fair value. Fair value is generally based on quoted market prices on an active exchange. These transactions are recorded on trade date.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on a trade date basis. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that a loss has been incurred, the amount of loss is measured as the difference between the receivables carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account. There were no write-offs or recoveries during the year. Certain receivables are factored on a non-recourse basis to the Parent.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

2. Significant Accounting Policies (continued)

Income Taxes (continued)

positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

Fair Value Measurements

ASC 820, *Fair Value Measurements* (ASC 820), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Goodwill

ASC 350-20 *Goodwill* (ASC 350-20) simplifies how entities test goodwill for impairment. This guidance allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test must be performed.

Goodwill is not amortized, but instead periodically tested for impairment. The Company reviews goodwill for impairment on an annual basis. The Company has performed testing of goodwill as of December 31, 2017, in accordance with the requirements of ASC 350-20. Goodwill is included in other assets on the statement of financial condition.

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

2. Significant Accounting Policies (continued)

Going Concern (continued)

doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances.   At December 31, 2017, no conditions existed that would raise substantial doubt about a Company's ability to continue as a going concern.

3. Related Party Transactions

The Parent absorbs substantially all operating costs of the Company, including compensation and benefits, business development, communications, general and administrative expenses, and global management fees assessed by the Company's ultimate parent, CFT and in return charges the Company a management fee based on actual and allocated expenses.

On April 1, 2016 the Company entered into a "Sales and Servicing Agreement" with the Parent. Under this arrangement, commissions receivable outstanding for certain products at each month end are factored to the Parent on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables.

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. The above mentioned management fees and sales and servicing arrangements are with the Parent. As a result, the net payable to the Parent included on the statement of financial condition at December 31, 2017 is $12,327,607.

In prior years, the Company advanced an affiliate funds to cover certain operating expenses. A total of $4,707,014 is included in due from affiliate in the accompanying statement of financial condition associated with these prior year advances.

CFT charged the Company royalty fees equivalent to a percentage of total revenues (as defined in the Trademark License Agreement) for the use of its registered trademark. At December 31, 2017, $37,328 is included in due to affiliates on the statement of financial condition in connection with this agreement.

Included in due from affiliates on the statement of financial condition is $602,556 of commissions from customers received by affiliates and commissions billed on behalf of the

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

3. Related Party Transactions (continued)

Company by affiliates. The amounts due are non-interest bearing and are due on demand. Included in due to affiliates on the statement of financial condition is $19,743 of commissions received for affiliates and commissions billed on behalf of affiliates by the Company.

The Company is a broker firm participant of Tradition SEF, Inc. (Tradition SEF), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all trades facilitated by the Company as required by the CFTC. Included in due to affiliates on the statement of financial condition at December 31, 2017 is $24,209 in connection with this arrangement. Tradition SEF requires all Tradition Group broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-interest bearing. Included in due from affiliates on the statement of financial condition at December 31, 2017 is $575,000 in connection with this arrangement.

The Company has an agreement with certain affiliates under which the Company bills commissions for executing trades on behalf of the affiliates. The affiliate pays floor brokerage fees, as well as any exchange or clearing house fees, incurred for all transactions executed under this agreement. The Company also performs clearing services to this affiliate as well as another affiliate in accordance with the clearing agreements. In relation to these services, the Company has elected to compute a reserve requirement for the benefit of these affiliates. The calculation is completed in order for these affiliates to classify their receivables from the Company as allowable assets in the affiliates' net capital calculation. The Company maintains a separate reserve bank account for these amounts. At December 31, 2017, there was no required reserve as the Company had a net receivable from these affiliates of $94,534. This amount is included in due from affiliates on the statement of financial condition. At December 31, 2017, the Company held $125,000 in the reserve account.

The Company has an agreement with an affiliate under which the affiliate refers clients to the Company for a transaction based fee. At December 31, 2017, $2,207 is included in due to affiliates on the statement of financial condition in connection with this agreement.

For the year ended December 31, 2017, the Company did not have any subordinated debt.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2017, the Company had cash deposits in relation to daily settlement requirements of approximately $13.2 million, including accrued interest with the Clearing Broker and clearing organizations. Included in this amount is a restricted balance of $35,000, related to deposits at clearing brokers to enable the Company to conduct security futures business, to clear, execute and perform other services relating to transactions in commodities and commodity futures and to execute single stock futures and bi-lateral exchange of future physical trades. This amount is included in deposits at clearing broker and clearing organizations on the statement of financial condition.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2017, are comprised of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ -	$ -
Receivables from/payables to clearing organizations	-	259,688
Receivables from/payables to broker-dealers	42,251	-
Total	$ 42,251	$ 259,688

6. Fair Value Measurements

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

6. Fair Value Measurements (continued)

- *Level 2*: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

- *Level 3*: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses the amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes observable requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following is a description of the valuation methodologies used for investments measured at fair value:

- *Equities*: Equities are considered Level 1 assets and are valued at the closing price.

- *Corporate bonds:* Corporate bonds are considered Level 2 assets and are valued using dealer quotes, bond market activity, and other market observable movements.

At December 31, 2017, the Company had no financial assets or liabilities measured at fair value under ASC 820. There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2017. There were no financial assets or liabilities in the Level 3 category during the year ended December 31, 2017.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

7. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by the Parent. The Company calculates its income tax expense as though it files a separate company tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the deferred tax assets of $31,091 at December 31, 2017, is primarily attributed to the allowance for bad debt, which is included in commissions receivable on the statement of financial condition. Deferred tax assets at December 31, 2017, are reflected without reduction for a valuation allowance. A deferred tax liability of $100,360 at December 31, 2017, is primarily attributed to a goodwill cumulative book to tax difference. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate primarily relate to state and local taxes. Due to the new tax legislation Tax Cuts and Jobs Act (H.R.1) enacted On December 22, 2017, the Company applied new 21% federal rate to the deferred assets and liabilities.

The Company is required to make its evaluation of tax positions taken or expected to be taken in order to determine whether the tax positions are more-likely-than-not of being sustained in the event of an examination by the applicable tax authority. Uncertain tax positions not deemed to meet a more-likely–than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any such reserves as a component of income tax expense. As of and during the year ended December 31, 2017, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2017, the former and current parent's tax returns are subject to examination by tax authorities for 2014 through 2016 and 2016 respectively. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

8. Regulatory Requirements

TSD is subject to the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) as well as the CFTC's Regulation 1.17 (Regulation 1.17), which specify, among other requirements, minimum net capital requirements for registered broker-dealers. TSD elected to compute its net capital under the alternative method, which requires TSD to maintain minimum net capital, as defined, of the greater of the requirement under Regulation 1.17 of $45,000 and the requirement under Rule 15c3-1 of $1 million. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2017, TSD had net capital of $30,197,406 million, which was $29,197,406 million in excess of the required net capital. Under the clearing arrangements with the Clearing Broker, TSD is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2017, TSD was in compliance with all such requirements.

For the year-ended December 31, 2017, the Company only cleared transactions for affiliate broker-dealers.

9. Contingencies

In February 2010, the Company hired an employee who previously worked for a competitor. Subsequently, this competitor filed arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) against this employee and the Company in New York, citing, in particular breach of contract and the Company's interference with the employee's contract. The employee filed counterclaims against that competitor, citing, in particular unlawful discrimination.

In December 2016, the FINRA panel made a finding of liability on the part of the employee and the Company in favor of the competitor. In January 2017, the Company filed a challenge to vacate the award in front of the New York State Supreme Court; the competitor filed to confirm the award. As a result of an early 2016 reorganization, all employment contracts were assumed by the parent company and consequently the provision recognized by the Company was included in "Due to Parent" at December 31, 2016, and reflected an amount that the Company believed to be appropriate under US GAAP. In January 2017, the liability to the Parent was satisfied in full and the Parent continues to manage the litigation and challenge to vacate the award. As of

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

9. Contingencies (continued)

December 31, 2017, the status of the case has not changed and the provision remains unchanged on the balance sheet. The future outflow of resources in respect of such matter cannot be determined with certainty based on currently available information and may ultimately prove to be greater or less than the provision recognized.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2017, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the FDIC).

Commissions receivable represents amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2017, approximately $935,000 in commissions receivable is concentrated with one Clearing Broker and approximately $5.1 million is concentrated with six counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. For transactions in which the Clearing Broker extends credit to introduced customers, the Company is contractually liable for amounts defaulted by customers to the Clearing Broker. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

10. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company.

Repurchase and reverse repurchase agreements with the same counterparty and the same maturity are presented net in the statement of financial condition when ASC 815-10-45 condition for net presentation are satisfied. The following table summarizes the gross amounts of repurchase and reverse repurchase agreements, amounts eligible for offset in accordance with a master netting arrangement with the Fixed Income Clearing Corporation and net amounts as on the statement of financial condition at December 31, 2017:

	Gross amount of recognized assets/liabilities	Gross amount offset in the statement of financial condition	Net amount of assets/liabilities present in the statement of financial condition
Reverse repurchase agreements	$168,527,701,750	$ (168,527,701,750)	$ 0
Repurchase agreements	$168,527,701,750	$ (168,527,701,750)	$ 0

11. Guarantees

As described in Note 10, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2017, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

12. Goodwill

Goodwill of $350,000 is included in other assets on the statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

The Company completed its annual impairment analysis of goodwill as of December 31, 2017, and has determined that goodwill has not been impaired.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2017

13. Subsequent Events

The Company has evaluated subsequent events through the date statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.